COLD GIN CORPORATION

210 Dino Drive

Ann Arbor, MI 48103

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about August 25, 2010 to the holders of record of shares of common stock, $0.001 par value (the “Common Stock”), of Cold Gin Corporation, a Delaware corporation (the “Company”), is being furnished in connection with the appointment of Lynn Harrison to the Board of Directors of the Company (the “Board”). The appointment of Ms. Harrison as a director of the Company was made in connection with the Stock Purchase Agreement dated May 18, 2010 (the “Stock Purchase Agreement”) executed by and between Peter Klamka, the majority shareholder, (the “Seller”) and Lynn Harrison (the “Purchaser”).  The Stock Purchase Agreement provided, among other things, for the sale of Eight Hundred Sixty Thousand (860,000) shares of common stock of the Company (the “Purchased Shares”) by the Seller to the Purchaser (the “Purchase Transaction”) for the aggregate purchase price Three Hundred Thousand Dollars ($300,000.00).  The Purchased Shares represent an aggregate of 68.91% of the issued and outstanding share capital of the Company on a fully-diluted basis.  The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds. The Stock Purchase Agreement was signed and closed on August 6, 2010.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

In connection with the closing of the Purchase Transaction, (i) Eric Joffe resigned from his positions as officer of the Company effective on the tenth day after this Information Statement is sent to shareholders (ii) the Board of Directors of the Company elected Lynn Harrison to fill the vacancy created by Eric Joffe’s resignation and (iii) Lynn Harrison was elected to serve as President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer of the Company.  No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders.

The information contained in this Information Statement concerning Lynn Harrison has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principal of the Company assumes the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to August 6, 2010. The principal executive offices of the Company are currently located at 215 Dino Drive, Ann Arbor, MI 48103.

GENERAL

There are currently 1,248,000 shares of Common Stock outstanding. Mr. Joffe will resign as a director of the Company effective ten days after the mailing of this Information Statement, and following such date, Ms. Harrison shall fill the vacancy created by such resignation and will be the sole director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of August 6, 2010.

Name	Age	Positions and Offices

Lynn Harrison	48	President, Chief Executive Officer,
		Chief Financial Officer
	32
Eric Joffe		Director

Lynn Harrison.  Ms. Harrison is our newly appointed President, Chief Executive Officer and Chief Financial Officer.  Ms. Harrison was previously the project manager at National Metals Technology Centre from July 2009-May 2010.  She was also Management Assessor for the Skills Team from October 2008 through July 2009.  Prior to that, Ms. Harrison was a self-employed business and management consultant and project manager for public and private clients from March 2007-October 2008.  From July 2002 through February 2007 she was the Business Support Manager for Doncaster Chamber of Commerce and Industry and from January 2000 through July 2002 she was a Financial Services Training Consultant for Aviva (Norwich Union).

Eric Joffe.  Mr. Joffe was our Chairman of the Board, President Chief Executive Officer and Chief Financial from our inception until August 2010. Mr. Joffe has been active in developing, funding, and operating various start up companies over the past 5 Years.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our directors or officers.

Prior to the appointment of Ms. Harrison, she was not a director of, nor did she hold any position with the Company. Ms. Harrison has consented to serve as a director of the Company, to the best of her knowledge, Ms. Harrison (i) does not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor has he had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3,4 and 5 received by the Company pursuant to Rule 16(a)3 of the Securities Exchange Act of 1934, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934 have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees.  The Board is of the opinion that such committees are not necessary since the Company has had only one director and such director has been performing the functions of such committees.

The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

No director or officer of the Company has received compensation during the last three fiscal years. The Company does not have any employment or any similar agreements with its officers.  No options were granted to any employee or executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of August 6, 2010, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group.  Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 1,360,000 shares of Common Stock issued and outstanding.  There are no options, warrants or other securities convertible into shares of common stock.  Unless otherwise indicated, the business address of such person is c/o 210 Dino Drive, Ann Arbor, Michigan 48103.

Officers, Directors, 5% Shareholder	No. of Shares	Beneficial Ownership

Lynn Harrison	860,000	68.91%
Eric Joffe	0	0
All directors and executive officers as a group (2 person)

CHANGE IN CONTROL

On August 6, 2010, Peter Klamka, the principal shareholder of the Company, entered into a Stock Purchase Agreement  pursuant to which Mr. Klamka  sold Eight Hundred Sixty Thousand (860,000) shares of common stock of the Company to Lynn Harrison for the aggregate purchase price Three Hundred Thousand Dollars ($300,000.00) the Purchased Shares to the Purchaser for the aggregate purchase price of Three Hundred Thousand Dollars ($300,000.00).  The Purchased Shares represent an aggregate of 68.91% of the issued and outstanding share capital of the Company. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds. In connection with the closing of the Stock Purchase Agreement Transaction, (i) Eric Joffe resigned from his positions as officer of the Company effective on the tenth day after this Information Statement is sent to shareholders (ii) the Board of Directors of the Company elected Lynn Harrison to fill the vacancy created by Eric Joffe’s resignation and (iii) Lynn Harrison was elected to serve as President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer of the Company.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

-	any of our directors or officers;
-	any person proposed as a nominee for election as a director;
-	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
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any relative or spouse of any of the foregoing persons who has the same house as such person.

The Registrant has caused this Information Statement to be signed on its behalf by the undersigned this August 24th, 2010

Cold Gin Corporation

By:____s/s/Lynn Harrison

    Lynn Harrison